SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September, 2015

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

LAURENCE POUNTNEY HILL,
LONDON, EC4R 0HH, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

15 September 2015

Prudential plc Appoints New Non-Executive Directors

Prudential plc ("Prudential") today announces the appointment of Lord Turner of Ecchinswell and David Law as non-executive directors. Lord Turner and Mr Law will join the Board with immediate effect.

Lord Turner has been appointed a member of the Risk Committee and Mr Law has been appointed a member of the Audit Committee.

Lord Turner has extensive high-level experience of international regulation and financial services. He has served as the Chairman of the UK's Financial Services Authority, as a member of the international Financial Stability Board, as a non-executive director of the Bank of England and as the Director-General of the Confederation of British Industry. He is currently Chairman of the Institute for New Economic Thinking and a non-executive director of OakNorth Bank.

Mr Law has a detailed understanding of the audit processes of global insurance groups. He was the Global Leader of PwC's insurance practice, a Partner in PwC's UK firm and worked as the Lead Audit Partner for multinational insurance companies until his retirement on 30 June 2015. He has also been responsible for PwC's insurance and investment management assurance practice in London and the firm's Scottish assurance division. He is currently a Director of L&F Holdings Limited and Chief Executive of L&F Indemnity Limited, the professional indemnity captive insurance group that serves the PricewaterhouseCoopers network.

Commenting on the appointments, Paul Manduca, Chairman of Prudential, said: "I am delighted that Lord Turner and David Law are joining the Board. Lord Turner's distinguished career has given him considerable expertise in global financial services, particularly in regulation and risk management. David Law is highly respected in the international insurance community and brings with him a wealth of experience of the audit processes of global insurance groups."

Enquiries:

Media		Investors/Analysts
Jonathan Oliver	+44 (0)20 7548 3719	Raghu Hariharan	+44 (0)20 7548 2871
Tom Willetts	+44 (0)20 7548 2776	Richard Gradidge	+44 (0)20 7548 3860

Notes to Editors:

About Lord Jonathan Adair Turner

Lord Turner is Chairman of the Institute for New Economic Thinking, a Visiting Professor at both the London School of Economics and the Cass Business School, and a Visiting Fellow at Nuffield College, Oxford University. He is also a non-executive director of OakNorth Bank. Lord Turner began his career with McKinsey & Co, where he advised companies across a range of industries. He has served as Director-General of the Confederation of British Industry, Vice-Chairman of Merrill Lynch Europe, Chairman of the Pensions Commission and a non-executive director of Standard Chartered Bank. Lord Turner was Chairman of the UK's Financial Services Authority, a member of the international Financial Stability Board and a non-executive director of the Bank of England between 2008 and 2013. He became a crossbench member of the House of Lords in 2005. He studied History and Economics at Gonville and Caius College, Cambridge. Age 59.

About David John Alexander Law, ACA

David Law is a Director of L&F Holdings Limited and Chief Executive of L&F Indemnity Limited, the professional indemnity captive insurance group that serves the PricewaterhouseCoopers network. His career began at PwC, where he worked in a variety of roles in Switzerland, Hong Kong and the United Kingdom. He was the Global Leader of PwC's insurance practice, a Partner in PwC's UK firm and worked as the Lead Audit Partner for multinational insurance companies until his retirement on 30 June 2015. He has also been responsible for PwC's insurance and investment management assurance practice in London and the firm's Scottish assurance division. Mr Law is a qualified chartered accountant and studied Economics at the University of Edinburgh. Age 55.

Shareholding
Lord Turner and Mr Law hold no interest in any shares of Prudential under the meaning of Part XV of the Hong Kong Securities and Futures Ordinance.

Length of service
Non-executive directors are usually appointed for an initial three-year term, commencing with their election by shareholders at the first Annual General Meeting following their appointment. They are typically expected to serve for two three-year terms from their initial election by shareholders, although the Board may invite them to serve for an additional period.

Remuneration
Non-executive directors are not eligible to participate in annual bonus plans, long-term incentive plans or pension arrangements. Their fees are determined by the Board and reflect their individual responsibilities, including committee membership as appropriate.

Lord Turner's annual fee at appointment will be £121,500, consisting of a basic fee of £94,000 plus an additional fee of £27,500 for his committee role. Mr Law's annual fee at appointment will be £121,500, consisting of a basic fee of £94,000 plus an additional fee of £27,500 for his committee role.

Regulatory disclosures
Lord Turner is considered to be independent from appointment for the purposes of the UK Corporate Governance Code and under the Hong Kong Listing Rules. Mr Law is considered to be independent from appointment for the purposes of the UK Corporate Governance Code (and, in relation to his membership of the Audit Committee, US governance requirements).  For Hong Kong Listing Rule purposes, the Company will only consider Mr Law independent, except in the event of any relevant changes, from 1 July 2016, the date one year after his retirement from PwC.

Save as disclosed above, there is no further information required to be disclosed pursuant to Listing Rule 9.6.13 (1) - (6) of the Listing Rules of the Financial Conduct Authority and Rule 13.51(2) of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

About Prudential plc
Prudential plc is incorporated in England and Wales, and its affiliated companies constitute one of the world's leading financial service groups serving around 25 million insurance customers and it has £505 billion of assets under management (as at 30 June 2015). Prudential plc is listed on the stock exchanges in London, Hong Kong, Singapore and New York. Prudential plc is not affiliated in any manner with Prudential Financial, Inc., a company whose principal place of business is in the United States of America.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 15 September 2015

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Stefan Bort

Stefan Bort
Deputy Group Secretary